Exhibit 3.2

FIRST AMENDMENT TO
SIXTH AMENDED AND RESTATED BYLAWS

1.          The Sixth Amended and Restated Bylaws, dated as of February 21, 2017 (the “Bylaws”), of Essex Property Trust, Inc., a Maryland corporation, are hereby amended by deleting therefrom the first sentence of Section 2.5 of Article II in its entirety and inserting in lieu thereof a new sentence as follows:

Unless a statute or the charter of the Corporation (the “Charter”) provides otherwise, at any meeting of stockholders, the presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at such meeting on any matter shall constitute a quorum; but this Section 2.5 shall not affect any requirement under any statute, the Charter or these Bylaws for the vote necessary for the approval of any matter.

2.          The Bylaws are hereby further amended by deleting therefrom the penultimate sentence of Section 2.5 of Article II in its entirety and inserting in lieu thereof a new sentence as follows:

A majority of the votes cast at a meeting of stockholders duly called and at which a quorum is present shall be sufficient to approve any other matter which may properly come before the meeting, unless more than a majority of the votes cast is required by statute, the Charter or these Bylaws.

3.          The Bylaws are hereby further amended by deleting therefrom Section 9.6 of Article IX in its entirety and inserting in lieu thereof a new Section 9.6 as follows:

Section 9.6            Amendments.  The Board of Directors shall have the power to adopt, alter or repeal any provision of these Bylaws and to make new Bylaws; provided, however, that, pursuant to a binding proposal that is submitted to the stockholders for approval at a duly called annual meeting or special meeting of stockholders by a stockholder or group of no more than five stockholders:

(a)          each of which provides to the Secretary a timely notice of such proposal which satisfies the notice procedures and all other relevant provisions of Section 2.2 or Section 2.12 of Article II of these Bylaws and is otherwise permitted by applicable law (the “Notice of Bylaw Amendment Proposal”),

(b)          that Owned at least one percent or more of the shares of Common Stock outstanding from time to time continuously for at least one year as of both the date the Notice of Bylaw Amendment Proposal is delivered or mailed to and received by the Secretary in accordance with Section 2.2 or Section 2.12 of Article II of these Bylaws and the close of business on the record date for determining the stockholders entitled to vote at such annual meeting or special meeting of stockholders, and

(c)          that continuously Owns such shares of Common Stock through the date of such annual meeting or special meeting of stockholders (and any postponement or adjournment thereof), the stockholders shall have the power, by the affirmative vote of a majority of all votes entitled to be cast on the matter, to alter or repeal any provision of these Bylaws and to adopt new Bylaw provisions, except that the stockholders shall not have the power to alter or repeal this Section 9.6 or Article X or adopt any provision of these Bylaws inconsistent with this Section 9.6 or Article X without the approval of the Board of Directors.

As used in this Section 9.6, the term “Owned” has the meaning given thereto in Section 2.13(b) of Article II of these Bylaws, except that any references to an “Eligible Stockholder” or to the “Notice of Proxy Access Nomination” in the definition of “Owned” shall be deemed to be references to the stockholder or group of no more than five stockholders or to the Notice of Bylaw Amendment Proposal referred to in this Section 9.6.

4.          Except as set forth herein, the Bylaws shall remain in full force and effect.